EXHIBIT 10.5

THIRD AMENDMENT
TO
DEVELOPMENT AND LICENSE AGREEMENT

This THIRD AMENDMENT TO DEVELOPMENT AND LICENSE AGREEMENT (the "Thtrd Amendment") is made and entered into on March 4, 2008 (the "Third Amendment Effective Date"), by and between NPS Pharmaceuticals, Inc. ("NPS") and Amgen Inc. ("Amgen"). NPS and Amgen are referred to in this Third Amendment individually as a "Party" and collectively as the "Parties".

RECITALS

WHEREAS, NPS and Amgen have previously entered into a Development and License Agreement effective as of December 27, 1995 (the "Original Agreement"), as amended by that certain First Amendment to Development and License Agreement, Second Amendment to Development and License Agreement, and this Third Amendment each effective as of the Third Amendment Effective Date, (collectively, the "Agreement"); and

\VHEREAS, NPS and Amgen have conferred and determined that they desire to clarify the Origmal Agreement to comport with the Parties' understanding and operation of the Original Agreement and therefore now desire to amend certain provisions of the Original Agreement as provided for herein.

NOW, THEREFORE, in consideration ofthe mutual covenants contained in this Amendment and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as set for herein:

1. **AMENDMENT**

    1.1. Section 10.1 (A)(l) of the Agreement is hereby deleted and replaced in its entirety with the following:

    10.1

        a) <u>Enforcement by Amgen.</u>

            (1) Amgen shall have the right but not the obligation, in its own name, to initiate patent infringement proceedings against any Third Party(ies) suspected of any act of infringement, as defined in 35 U.S.C. §271, of a claim within Licensed Patent Rights including those Licensed Patent Rights claiming Joint Inventions:

      (a)   wherein any such act of infringement relates to a compound which is a Compound or a compound that interacts with the Calcium Receptor on parathyroid cells and that does not have a predominate mechanism which causes an *in vivo* biological or physiological effect which is indicative of utility in the Osteoporosis Field, including but not limited to Related Compound(s); or

      (b)   wherein any such act of infringement relates to a compound which is not a Compound or which does not have a similar structure or biological activity to a Compound in the Field of Use (other than in the Osteoporosis Field) in the Territory, <u>provided</u>, however, that SKB has not commenced a particular infringement action based on claims within such Licensed Patent Rights within ninety (90) days after receipt of notice from NPS under Section 10.1(B)(1) or has not otherwise waived, abandoned or terminated its right to commence such action under the SKB Collaborative Agreement.

2. GENERAL PROVISIONS

2.1. Except as expressly provided for in the First Amendment, the Second Amendment and this Third Amendment, all of the terms, conditions and provisions of the Original Agreement remain unaltered and are in full force and effect, and as amended hereby the Agreement is hereby ratified and confirmed in all respects. The Agreement and this Third Amendment shall be read and construed as one Agreement.

2.2. If any provision of this Third Amendment is construed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto.

2.3. Section and subsection headings in this Third Amendment are for convenience of reference only, do not constitute a part of this Third Amendment, and shall not affect its interpretation.

2.4. All words used in this Third Amendment shall be construed to be of such number and gender as the context requires or permits.

2.5. This Third Amendment may not be amended or modified orally, and shall be construed and interpreted according to the laws of the State of California, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

ACKNOWLEDGMENT

The Parties have caused this Third Amendment to be executed as of the Effective Date by signature of their duly authorized representative.

Amgen, Inc.

Dated: February 29, 2008   By: /s/ Stuart L. Watt

                                  Name: Stuart L. Watt
                                  Title: Vice President Law & Intellectual Property Officer

NPS Pharmaceuticals, Inc.

Dated March 4, 2008   By: /s/ Andrew Rackear

                                  Name: Andrew Rackear
                                  Title: Sr. Vice President, Legal Affairs & General Counsel